VIA EDGAR	July 6, 2007

ATTORNEYS AT LAW

ONE DETROIT CENTER

500 WOODWARD AVENUE, SUITE 2700

DETROIT, MI 48226-3489

313.234.7100 TEL

313.234.2800 FAX

WWW.FOLEY.COM

WRITER’S DIRECT LINE

313.234.7102

THARTMAN@FOLEY.COM EMAIL

CLIENT/MATTER NUMBER

071569-0104

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Ms. Michele M. Anderson
Mr. John Zitko

Re:	Oakmont Acquisition Corp.
Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A
File No. 0-51423

Ladies and Gentlemen:

This letter responds to certain requests for supplemental information made by Ms. Anderson and Mr. Zitko during our telephone calls on July 5, 2007. This response is sent on behalf of our client, Oakmont Acquisition Corp. (the “Company”).

1.	The Company has been informed by Morgan Joseph that it has not used any written materials, except for the preliminary proxy statement and the amendments thereto filed by the Company with the SEC and the slide show presentations filed by the Company via Form 8-K on March 18, 2007 and May 4, 2007, during its efforts to assist the Company in raising potential investor awareness in Brooke Credit and the investment potential of the post-merger combined company, and to increase “buy-side” interest in Oakmont common stock, all as described under the caption “Item 1: The Merger Proposal - Oakmont Common Stock Purchases” in Amendment No. 5 to the Preliminary Proxy Statement.

2.	Morgan Joseph has confirmed to the Company that they have not solicited any third parties to directly purchase Oakmont common stock from QVT Financial GP LLC, Dr. Andrew M. Weiss, PhD, or any of the respective affiliates (together with their respective affiliates, “QVT” and “Weiss,” respectively).

3.	Finally, Morgan Joseph has confirmed to the Company that, other than contacts made in the ordinary course of business consistent with customary practice and activities with other similarly situated brokerage clients, Morgan Joseph has not contacted QVT or Weiss to inquire if they wish to sell any shares of Oakmont common stock they may hold.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

July 6, 2007

Please call with any questions you may have with respect to the foregoing, or if I may otherwise be of assistance in this matter.

Very truly yours,

Thomas E. Hartman

TEH:sdb

cc:	Michael C. Azar